UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________to __________

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Boston Scientific Corporation

401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Boston Scientific Corporation

One Boston Scientific Place

Natick, MA 01760-1537

Audited Financial Statements

and Supplemental Schedule

Boston Scientific Corporation

401(k) Retirement Savings Plan

Year ended December 31, 2004

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Year ended December 31, 2004

Contents

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to the Financial Statements	4-8

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

401(k) Plan Administrative and Investment Committee and Participants

Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the year ended December 31, 2004, in conformity with U.S.generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Boston, Massachusetts

May 11, 2005

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2004	2003
Assets
Investments	$573,345,282	$499,525,054
Receivables:
Participant contributions	1,375,827	6,628
Employer contribution	100,768,028	1,496,797
Total receivables	102,143,855	1,503,425

Net assets available for plan benefits	$675,489,137	$501,028,479

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2004

Additions to net assets attributed to:
Investment Income:
Interest	$2,513,519
Dividends	7,391,279
Net appreciation in fair value of investments	16,684,654
26,589,452
Contributions:
Participants	47,049,173
Employer	121,093,770
Participant Rollovers	8,213,784
176,356,727
Total additions	202,946,179
Deductions from net assets attributed to:
Benefits paid to participants	28,445,869
Service fees	39,652
Total deductions	28,485,521
Net increase	174,460,658

Net assets available for plan benefits:
Beginning of year	501,028,479
End of year	$675,489,137

See notes to the financial statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2004

1.	DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan for a more complete description of the Plan’s provisions, including defined terms. Copies are available from the 401(k) Plan Administrative and Investment Committee (the Committee).

General

The Plan is a defined contribution plan covering all eligible employees who have completed thirty days of service and have attained twenty-one years of age (eighteen years of age effective July 1, 2004). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

A non-highly compensated participant may contribute between 1% and 25% (1% and 15% for highly compensated participants) of his or her pretax annual compensation, as defined in the Plan document, up to established federal limits. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

The Company’s matching contribution is equal to (i) 200% of the elective pretax contributions made on behalf of the participant for the period which do not exceed 1% of the participant’s compensation for such period, plus (ii) 100% of the elective pretax contributions made on behalf of the participant for the period which exceed 1% but do not exceed 2% of the participant’s compensation plus (iii) 50% of the elective pretax contributions made on behalf of the participant for the period, which exceed 2% but do not exceed 4% of the participant’s compensation. Effective January 1, 2005, the Plan was amended to increase the Company’s matching contribution to (i) 200% of the elective pretax contributions made on behalf of the participant for the period which do not exceed 2% of the participant’s compensation for such period, plus (ii) 50% of the elective pretax contributions made on behalf of the participant for the period which exceed 2% but do not exceed 6% of the participant’s compensation.

At the discretion of the Company’s Board of Directors, the Company may make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made under this authorization in 2004.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1.	DESCRIPTION OF THE PLAN (CONTINUED)

On September 24, 2004, the Board of Directors approved an enhancement to the Plan that provides for a one-time discretionary contribution to the Plan for eligible employees as defined in Amendment No. 3 to the Plan. The contribution is equal to the years of service as of December 31, 2004 multiplied by three percent of the participant’s eligible 2004 compensation, up to established federal limits. All contributions fully vest after five years of eligible service (20% vesting after each year). The total contribution is equal to $112,834,458, of which $97,691,282 will be deposited to the Plan in 2005 based on established federal limits. The excess contribution will be deposited to a non-qualified plan.

The Plan also provides for an investment fund to hold shares of Pfizer Inc. (Pfizer) common stock transferred from the Pfizer Savings and Investment Plan for former Schneider employees. The Company acquired Schneider Worldwide in September 1998. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant’s current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

Participant Accounts and Vesting

A participant can allocate his or her account among various investment funds. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant’s account.

Participant Loans

A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through payroll deductions.

Payment of Benefits

All benefit payments are made in the form of a lump-sum amount equal to the value of the participant’s account, whether as cash distributions or rollovers. If a terminated participant’s account is valued at and remains in excess of $5,000 (less any rollover amounts), the participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a financial hardship, as defined in the Plan.

The Plan also allows withdrawals from after-tax and rollover accounts, for any reason, and allows disabled participants, as defined in the Company’s group long-term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 ½.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3.	INVESTMENTS

The following investments represent five percent or more of the Plan’s net assets.

	December 31,
	2004	2003

Boston Scientific Corporation Common Stock Fund	$195,054,514	$203,858,448
Vanguard 500 Index Fund Investor Shares	87,979,574	73,104,883
Vanguard Retirement Savings Trust	50,545,051	46,113,439
Vanguard Wellington Fund Investor Shares	46,520,031	33,428,254
Vanguard Growth Index Fund Investor Shares	44,968,101	—
Vanguard Windsor II Fund Investor Shares	38,291,014	—
Vanguard U.S. Growth Fund	—	38,479,019

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $16,684,654 as follows:

Mutual funds	$23,669,712
Common stock	(6,985,058)
$16,684,654

4.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

5.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

6.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

Boston Scientific Corporation 401(k) Retirement Savings Plan

EIN #04-2695240

Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue	Shares or Units	Current Value

*Vanguard Group:
500 Index Fund Investor Shares	788,065	$ 87,979,574
Retirement Savings Trust	50,545,051	50,545,051
Wellington Fund Investor Shares	1,540,909	46,520,031
Growth Index Fund Investor Shares	1,702,692	44,968,101
Windsor II Fund Investor Shares	1,246,047	38,291,014
International Growth Fund	1,760,270	33,198,685
Total Bond Market Index Fund	2,245,076	23,056,934
Mid-Cap Growth Fund	1,281,048	20,560,825

*Boston Scientific Corporation Common Stock Fund	5,486,766	195,054,514

Pfizer Common Stock Fund	386,301	9,903,622

T. Rowe Price Small-Cap Stock Fund-Advisor Class	337,272	10,684,763

*Participants’ notes receivable	5.00% - 10.75%	12,582,168

		$573,345,282

* Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation
401(k) Retirement Savings Plan

Date: June 28, 2005	By:	/s/ Lawrence C. Best
Lawrence C. Best
Member, 401(k) Plan Administration and Investment Committee